SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                        SOUTHWESTERN LIFE HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   845606 10 2
                                 (CUSIP Number)

                              Mr. Kenneth F. Cooper
                               Vicuna Advisors LLC
                                 230 Park Avenue
                                    7th Floor
                               New York, NY 10169
                                 (212) 499-2940
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 13, 2000
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

---------------------------
   CUSIP No. 845606 10 2
---------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Vicuna Advisors LLC

                             TIN:  13-4006560

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable

--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero

         BY

        EACH   ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8       1,123,270 shares of Common Stock
       WITH

--------------------------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            1,123,270 shares of Common Stock

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,123,270 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          12.4%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          OO

--------------------------------------------------------------------------------

---------------------------
   CUSIP No. 845606 10 2
---------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Vicuna Partners LLC

                           TIN:  13-4006612

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable

--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------

NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero

         BY

        EACH   ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8       1,123,270 shares of Common Stock
       WITH

--------------------------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            1,123,270 shares of Common Stock

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,123,270 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          12.4%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          OO

--------------------------------------------------------------------------------

---------------------------
   CUSIP No. 845606 10 2
---------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Capital I L.P.
                           TIN:  13-4006625

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC

--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          990,420 shares of Common Stock
        BY
       EACH

     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            990,420 shares of Common Stock

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          900,420 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.9%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------

---------------------------
   CUSIP No. 845606 10 2
---------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               WNP Investment Partnership  L.P.
               TIN:  13-4006626

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC

--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          222,850 shares of Common Stock
        BY
       EACH

     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            222,850 shares of Common Stock

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          222,850 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          2.5%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------

---------------------------
   CUSIP No. 845606 10 2
---------------------------


--------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1         Joshua G. Welch
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable

--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------

NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero

         BY

        EACH   ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8       1,123,270 shares of Common Stock
       WITH

--------------------------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            1,123,270 shares of Common Stock

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,123,270 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          12.4%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Southwestern Life Holdings, Inc. (formerly PennCorp. Financial Group, Inc.) ("SLHI"). SLHI's principal executive office is located at 717 North Harwood Street, Suite 2400, Dallas, Texas 75201.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), Vicuna Capital I L.P., a Delaware limited partnership ("Capital"), WNP Investment Partnership, L.P., a Delaware limited partnership ("WNP"), and Joshua G. Welch ("Welch").

     Partners is the general partner of Capital and WNP and Advisors is the investment adviser to Capital and WNP. Welch is the Managing Member of Partners and Advisors.

     The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or any other person constitute a "group" for purposes of Section 13(d)(3) of the Exchange or Rule 13d-5 thereunder or that any Reporting Person is the beneficial owner of any securities owned by any other Reporting Person or any other person.

     Certain information required by this Item 2 concerning the members of Advisors and Partners is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     The principal business of each of Capital and WNP is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal business of Partners is to act as general partner of Capital and WNP. The principal business of Advisors is to provide portfolio management services to Capital and WNP. The address of the principal business and principal office of each of the Reporting Persons is c/o Vicuna Advisors LLC, 230 Park Avenue, 7th Floor, New York, New York 10169.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Welch is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     On June 13, 2000, SLHI consummated its Plan of Reorganization under chapter 11 of the United States Bankruptcy Code (the "Plan"). Under the Plan, (i) Capital received 231,600 shares of Common Stock in exchange for shares of SLHI's $3.375 Convertible Preferred Stock ("$3.375 Conv. Pfd.") held by Capital, (ii) WNP received 103,400 shares of Common Stock in exchange for shares of $3.375 Conv. Pfd. held by WNP, (iii) Capital received 342,150 shares of Common Stock in exchange for shares of SLHI's $3.50 Convertible Preferred Stock ("$3.50 Conv. Pfd.") held by Capital, and (iv) WNP received 119,450 shares of Common Stock in exchange for shares of $3.50 Conv. Pfd. held by WNP. All shares of Preferred Stock held by the Reporting Persons were canceled under the Plan.

     In connection with the Plan, SLHI issued rights (the "Rights") to purchase Common Stock to holders of the Preferred Stock, including Capital and WNP. Capital acquired 301,760 shares of Common Stock upon exercise of Rights issued to Capital and WNP for a net investment cost of $3,770,875.

     On July 6, 2000, Capital purchased an additional 25,000 shares of Common Stock for a net investment cost of $343,750.

     The source of funds used to purchase the shares of Preferred Stock owned by the Reporting Persons was working capital of Capital and WNP. The amount of such funds was $6,136,584 for the Shares owned by Capital and $2,418,236 for the Shares owned by WNP. The source of funds used by Capital to purchase shares of Common Stock upon exercise of the Rights was working capital of Capital. The source of funds used by Capital to purchase shares of Common Stock on July 6, 2000 was working capital of Capital.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     The shares of Common Stock owned by the Reporting Persons were acquired in the ordinary course of business for investment purposes. The Reporting Persons' intend to review their investment in SLHI on a continuing basis and, depending upon price and availability of securities of SLHI, subsequent developments affecting SLHI, SLHI's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of their investment in SLHI.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER
           ------------------------------------

     As of the date hereof, Capital is the beneficial owner 900,420 shares of Common Stock and WNP is the beneficial owner 222,850 shares of Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP.

     As of the date hereof, Capital is the beneficial owner of 9.9% of the Common Stock and WNP is the beneficial owner of 2.5% of the Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP. The percentages of the outstanding Common Stock reported in this Schedule 13D are calculated on the basis of 9,059,000 shares of Common Stock issued and outstanding, as reported in SLHI's Form 8-K dated June 20,2000.

     By virtue of its status as general partner of Capital and WNP, Partners might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP.

     By virtue of its status as general partner of Capital and WNP, Partners might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP.

     No transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, in the Common Stock during the 60 days prior to the date of this Schedule 13D, except the transactions pursuant to the Plan disclosed in
Item 3 above and except for the following transaction by Capital:

Date              Transaction       Amount           Price/Sh.         Market
----              -----------       ------           ---------         ------
7/6/2000          Buy               25,000           $13.75            NASDAQ

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

         Exhibit A:  Agreement  of  Joint  Filing,  dated as of July 11,
                     2000, among Advisors, Partners, Capital, WNP and Welch.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2000

                            VICUNA ADVISORS LLC


                            By:    /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member

                            VICUNA PARTNERS LLC


                            By:    /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member

                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner

                            By:     /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member

                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:     /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                                   /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch

                                   SCHEDULE A
                                   ----------

     The following table sets forth the names, addresses and principal occupations of the members of Advisors. Each such person is a citizen of the United States.
                                     -------


--------------------------------------------------------------------------------
         NAME                   ADDRESS                 PRINCIPAL OCCUPATION
         ----                   -------                 --------------------
--------------------------------------------------------------------------------

Joshua G. Welch         230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------------------------------------------------------------------
Kenneth F. Cooper       230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------------------------------------------------------------------
Richard B. Sachs        245 Park Avenue                 Senior Managing Director
                        New York, New York 10167         Bear Stearns & Co. Inc.
--------------------------------------------------------------------------------

     The following table sets forth the names, addresses and principal occupations of the members of Partners. Each such person is a citizen of the United States.
                                       ---


--------------------------------------------------------------------------------
          NAME                     ADDRESS              PRINCIPAL OCCUPATION
          ----                     -------              --------------------
--------------------------------------------------------------------------------

Joshua G. Welch         230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------------------------------------------------------------------
Kenneth F. Cooper       230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------------------------------------------------------------------
Richard B. Sachs        245 Park Avenue                 Senior Managing Director
                        New York, New York 10167         Bear Stearns & Co. Inc.
--------------------------------------------------------------------------------

                                                                      EXHIBIT A
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D dated July 11, 2000 relating to the Common Stock, par value $.01 per share, of Southwestern Life Holdings, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  July 11, 2000


                            VICUNA ADVISORS LLC


                            By:    /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member

                            VICUNA PARTNERS LLC


                            By:   /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member

                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner

                            By:    /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member

                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:    /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                                  /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch